BD 3/5

SECURITIE[...]ISSION

03013384

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-33465

SEC MAIL PROCESSING RECEIVED FEB 24 2003 WASH. DC SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MARC J. LANE & COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

180 NORTH LaSALLE STREET
(No. and Street)

CHICAGO	ILLINOIS	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARC J. LANE — 312-372-1040
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PAUL J. LETWIN, CHARTERED
(Name — *if individual, state last, first, middle name*)

1470 LARCHMONT DRIVE	BUFFALO GROVE	IL	60089
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARC J. LANE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARC J. LANE & COMPANY, as of December 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chief Executive Officer

Title

Notary Public

"OFFICIAL SEAL"
JERI ANN GADDINI
Notary Public, State of Illinois
My Commission Expires 05/08/04

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARC J. LANE & COMPANY

FINANCIAL STATEMENTS

DECEMBER 31, 2002

Paul J. Letwin, Chartered

Certified Public Accountants

1470 Larchmont Drive

Buffalo Grove, Illinois 60089

Telephone 847/634-1776

February 1, 2003

To the Board of Directors
and Shareholders
Marc J. Lane & Company
180 N. LaSalle Street
Suite 2100
Chicago, IL 60601

We have audited the accompanying balance sheet of MARC J. LANE & COMPANY (an Illinois corporation) as of December 31, 2002 and December 31, 2001, and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We were unable to estimate the fair value of the Company's investment in the NASDAQ Stock Market, Inc. in the year 2001 financial statements because there was no active market for these securities during that year. Due to the impracticality of estimating the value of the common stock and warrants of an untraded company, we were unable to satisfy ourselves about the fair value of this investment by means of other auditing procedures. Therefore, the investment is carried at cost in the financial statements. In our opinion, disclosure of fair value of the securities is required to conform with accounting principles generally accepted in the United States of America.

In our opinion, except for the effects on the 2001 financial statements of such adjustments, if any, as might have been determined to be necessary if we had been able to satisfy ourselves about the fair value of the investment in the NASDAQ Stock Market, Inc. as discussed in the preceding paragraph, the financial statements referred to in the first paragraph, present fairly, in all material respects, the financial position of MARC J. LANE & COMPANY as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Paul J. Letwin, Chartered

Certified Public Accountants

SCHEDULE B

MARC J. LANE & COMPANY

COMPARATIVE BALANCE SHEET

DECEMBER 31, 2002 AND DECEMBER 31, 2001

ASSETS

	December 31, 2002	December 31, 2001
CURRENT ASSETS		
Cash in checking account	$ 4,211.66	$ 6,962.22
Money market fund	32,530.28	34,095.59
Clearing deposit	25,000.00	25,000.00
Due from clearing agent	21,410.48	35,191.25
Commissions receivable	64.34	112.32
Prepaid expenses	6,250.49	5,296.68
TOTAL CURRENT ASSETS	$ 89,467.25	$106,658.06
DEPRECIABLE ASSETS		
Vehicle	$ 35,809.00	$ 35,809.00
Less: Accumulated Depreciation	12,816.79	11,041.79
DEPRECIABLE ASSETS - NET	$ 22,992.21	$ 24,767.21
OTHER ASSETS		
Investments - Available for Sale	$ 90,000.00	$137,100.00
TOTAL INVESTMENTS-AVAILABLE FOR SALE	$ 90,000.00	$137,100.00
TOTAL ASSETS	$202,459.46	$268,525.27

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
CURRENT LIABILITIES		
Accounts payable	$ 1,700.00	$ 260.00
Accrued payroll taxes	130.64	-
Accrued commissions	-	392.33
Income taxes payable	2,800.00	4,393.00
TOTAL CURRENT LIABILITIES	$ 4,630.64	$ 5,045.33
STOCKHOLDERS' EQUITY		
Capital stock	$ 6,000.00	$ 6,000.00
Capital contributed in excess of stated value	93,000.00	93,000.00
Retained earnings - Schedule C	98,828.82	164,479.94
TOTAL STOCKHOLDERS' EQUITY	$197,828.82	$263,479.94
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$202,459.46	$268,525.27

SCHEDULE C

MARC J. LANE & COMPANY

COMPARATIVE STATEMENT OF INCOME AND RETAINED EARNINGS

YEARS ENDED DECEMBER 31, 2002 AND DECEMBER 31, 2001

	Year Ended December 31,			
	2002		2001	
	Amount	% to Total Income	Amount	% to Total Income
INCOME				
Commissions	$492,334.84	99.8%	$554,838.85	99.4%
Interest income	997.27	.2	3,275.96	.6
TOTAL INCOME	$493,332.11	100.0%	$558,114.81	100.0%
OPERATING EXPENSES	319,583.23	64.8	263,540.83	47.2
NET OPERATING INCOME	$173,748.88	35.2%	$294,573.98	52.8%
OTHER EXPENSES:				
Unrealized loss on investments available for sale	47,100.00	9.6	-	-
NET INCOME BEFORE PROVISION FOR STATE INCOME TAXES	$126,648.88	25.6	294,573.98	52.8%
PROVISION FOR STATE INCOME TAXES	2,800.00	.5	4,393.00	.8
NET EARNINGS	$123,848.88	25.1%	$290,180.98	52.0%
RETAINED EARNINGS - BEGINNING OF YEAR	164,479.94		156,298.96	
	$288,328.82		$446,479.94	
LESS: DIVIDENDS PAID	189,500.00		282,000.00	
RETAINED EARNINGS - END OF YEAR	$ 98,828.82		$164,479.94	
EARNINGS PER SHARE	$ 123.85		$ 290.18	

SCHEDULE C

(Cont'd)

MARC J. LANE & COMPANY

COMPARATIVE STATEMENT OF INCOME AND RETAINED EARNINGS

YEARS ENDED DECEMBER 31, 2002 AND DECEMBER 31, 2001

	Year Ended December 31,			
	2002		2001	
	Amount	% to Total Income	Amount	% to Total Income
OPERATING EXPENSES				
Clearing expense	$ 66,363.03	13.4%	$ 50,630.91	9.1%
Consulting expense	20,455.00	4.2	19,830.00	3.6
Commissions	5,517.67	1.1	7,766.00	1.4
Compensation	137,883.89	27.9	108,932.24	19.5
Depreciation	1,775.00	.4	1,775.00	.3
Dues and subscriptions	6,991.86	1.4	6,776.25	1.2
Insurance	3,868.46	.8	5,188.90	.9
Office supplies	8,347.16	1.7	6,833.21	1.2
Printing	1,555.44	.3	-	-
Promotion	925.42	.2	-	-
Registration fees	11,564.88	2.4	4,942.00	.9
Rent	42,000.00	8.5	42,000.00	7.5
Seminars	878.28	.2	125.00	-
Taxes - Payroll	11,435.14	2.3	8,663.32	1.6
Vehicle expenses	22.00	-	78.00	-
TOTAL OPERATING EXPENSES	$319,583.23	64.8%	$263,540.83	47.2%

MARC J. LANE & COMPANY

CASH FLOW STATEMENT

YEAR ENDED DECEMBER 31, 2002

SOURCES OF CASH			
Operations			
Net earnings for the year - Per Schedule C	$123,848.88		
Add: Expenses charged against net earnings not requiring the expenditure of cash			
Depreciation	1,775.00		
Unrealized loss on investments available for sale	47,100.00		
Total cash provided by operations		$172,723.88	
Decrease in amount due from clearing agent		13,780.77	
Decrease in commissions receivable		47.98	
Increase in accounts payable		1,440.00	
Increase in accrued payroll taxes		130.64	
TOTAL SOURCES OF CASH			$188,123.27
USES OF CASH			
Payment of dividends		$189,500.00	
Increase in prepaid expenses		953.81	
Decrease in accrued commissions		392.33	
Decrease in income taxes payable		1,593.00	
TOTAL USES OF CASH			192,439.14
NET DECREASE IN CASH			$ (4,315.87)
CASH - BEGINNING OF YEAR			41,057.81
CASH - END OF YEAR			$ 36,741.94

MARC J. LANE & COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

CASH $ 36,741.94

Cash was reconciled to the ledger as set forth below:

Cash in Bank of America - Checking	$ 4,211.66
- Money Market	32,530.28
Total	$36,741.94

CLEARING DEPOSIT $ 25,000.00

The amount of the clearing deposit was confirmed directly with the clearing agent.

DUE FROM CLEARING AGENT $ 21,410.48

Amount due from clearing agent

Commissions earned on securities transactions executed during December 2002	$27,115.99	
Interest earned	32.52	
Less: Costs and expenses charged by clearing agent	(5,738.03)	
Net amount due from clearing agent		$21,410.48

The amount due from the clearing agent was collected in its entirety during January 2003.

DEPRECIABLE ASSETS $ 35,809.00

Depreciable assets consisting of a vehicle are stated at cost. Depreciation has been provided over an estimated useful life of five years.

MARC J. LANE & COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

INVESTMENTS AVAILABLE FOR SALE $137,100.00

The investments available for sale portfolio consists of the following:

Quantity	Investment	Cost	Fair Value	Unrealized (Loss)
9000 shs.	The NASDAQ Stock Market, Inc.	$117,000	$90,000	$(27,000)
1500 wts.	The NASDAQ Stock Market, Inc.	20,100	-	(20,100)
	Portfolio Total	$137,100	$90,000	$(47,100)

A change in net unrealized holding losses on securities available for sale of $47,100 was charged to income for the year ended December 31, 2002.

The warrants are convertible into common stock in four tranches. The terms of the conversion are summarized in the chart below:

Tranches	Maximum Amount of Common Shares	Exercise Date	Expiration Date	Call Price Per Common Share
1	1,500	June 28, 2002	June 27, 2003	$13.00
2	1,500	June 30, 2003	June 25, 2004	14.00
3	1,500	June 28, 2004	June 27, 2005	15.00
4	1,500	June 28, 2005	June 27, 2006	16.00

ACCRUED COMMISSIONS $ -0-

There were no commissions due on securities sold during the year at December 31, 2002.

INCOME TAXES PAYABLE $ 4,393.00

Marc J. Lane & Company has elected to be taxed as an "S" corporation, consequently, no provision has been made for Federal income taxes. The amount indicated represents the amount of State income taxes payable on the company's 2002 earnings.

MARC J. LANE & COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

CAPITAL STOCK - COMMON $ 6,000.00

1,000 shares of no par value stock with a stated value of $6,000.00 was issued and outstanding at December 31, 2002. All shares were owned by Marc J. Lane. No changes in the amount of stock outstanding or stockholders occurred during the year.

CAPITAL CONTRIBUTED IN EXCESS OF STATED VALUE $ 93,000.00

The sole shareholder and director of Marc J. Lane & Company has authorized the contribution of various amounts as additions to paid-in capital in order to meet certain business requirements. The dates and amounts of these contributions follow:

Date	Amount
January 11, 1991	$15,000
December 20, 2000	78,000
	$93,000

RETAINED EARNINGS $ 98,828.82

Retained earnings decreased $65,651.12 during the year ended December 31, 2002, as summarized below:

Retained earnings - January 1, 2002	$164,479.94
Add: Net earnings for year year ended December 31, 2002 - Exhibit C	123,848.88
Subtotal	$288,328.82
Less: Dividends paid	189,500.00
Retained earnings - December 31, 2002	$ 98,828.82

COMMITMENTS AND OTHER MATTERS

On July 1, 2002, Marc J. Lane & Company entered into a lease for the rental of office space from an affiliated entity. The lease provides for monthly rental of $3,500.00 for a three-year period commencing on that date. Future obligations under this lease are summarized below.

Year Ending December 31	Amount
2003	$42,000.00
2004	$21,000.00

MARC J. LANE & COMPANY

STATEMENT OF CHANGES IN FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2002

SOURCES OF FUNDS		
Net income for the year - Per Schedule C	$123,849	
Items charged to operations not requiring the expenditure of working capital		
Depreciation	1,775	
Unrealized loss on investments available for sale	47,100	
Total Funds Provided by Operations		$172,724
Net decrease in working capital		16,776
TOTAL SOURCES OF FUNDS		$189,500
USES OF FUNDS		
Dividends paid		$189,500
TOTAL USES OF FUNDS		$189,500

SUMMARY OF CHANGES IN WORKING CAPITAL

	December 31, 2002	December 31, 2001	Increase (Decrease)
CURRENT ASSETS			
Cash	$ 36,742	$ 41,057	$ (4,315)
Clearing deposit	25,000	25,000	-
Commissions receivable	21,475	35,304	(13,829)
Prepaid expenses	6,250	5,297	953
TOTAL CURRENT ASSETS	$ 89,467	$106,658	$(17,191
CURRENT LIABILITIES			
Accounts payable	$ 1,700	$ 260	$ 1,440
Accrued payroll taxes	130	-	130
Accrued expenses	-	392	(392)
Income taxes payable	2,800	4,393	(1,593)
TOTAL CURRENT LIABILITIES	$ 4,630	$ 5,045	$ (415)
WORKING CAPITAL	$ 84,837	$101,613	$(16,776)

MARC J. LANE & COMPANY

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2002

BALANCE AT JANUARY 1, 2002	$263,480
NET EARNINGS - PER EXHIBIT C	123,849
LESS: DIVIDENDS PAID	(189,500)
BALANCE AT DECEMBER 31, 2002	$197,829

MARC J. LANE & COMPANY

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

YEAR ENDED DECEMBER 31, 2002

BALANCE AT JANUARY 1, 2002	$ -
INCREASES	-
DECREASE	-
BALANCE AT DECEMBER 31, 2002	$ -

MARC J. LANE & COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

YEAR ENDED DECEMBER 31, 2002

TOTAL ASSETS			$202,459
LESS: Liabilities			4,631
OWNERSHIP EQUITY (NET WORTH)			$197,828
LESS: NON-ALLOWABLE ASSETS			
Prepaid expenses	$ 6,250		
Depreciable assets	22,992		
TOTAL NON-ALLOWABLE ASSETS		$29,242	
LESS: Haircuts on Securities Positions		13,500	
TOTAL DEDUCTIONS			$ 42,742
EQUALS TENTATIVE NET CAPITAL			$155,086
MINIMUM CAPITAL REQUIRED			$ 50,000
EXCESS NET CAPITAL OVER MINIMUM			105,086
EXCESS NET CAPITAL AT 120%			115,086
AGGREGATE INDEBTEDNESS			4,631
AGGREGATE INDEBTEDNESS - NET CAPITAL			3.00%

MARC J. LANE & COMPANY

NOTES TO THE FACING PAGE

(h) COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS TO RULE 15c3-3

The firm is not required to compute reserve requirements pursuant to Rule 15c3-3 under an amended restrictive agreement dated March 31, 1989.

(i) INFORMATION RELATING TO THE POSSESSIONS OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Information pertaining to Rule 15c3-3 does not apply since Marc J. Lane & Company will maintain a $50,000 minimum net capital requirement, will not hold customer funds or safekeep customer securities and will limit its broker dealer operations to those described in paragraph (a) (2) of SEC Rule 15(c)(3)-(1). Marc J. Lane & Company will process all transactions pursuant to the exemptible provisions of paragraph (k) (2) (ii) of SEC Rule 15 (c)(3)-(3). More specifically, Marc J. Lane & Company will conduct its general securities business on a referral basis with respect to its agreement with its clearing broker.

(j) A RECONCILIATION INCLUDING APPROPRIATE EXPLANATIONS OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

Reconciliation of computation of net capital under Rule 15c3-1

Net capital per unaudited financial statements	$105,152
Corrections of provision for state income taxes payable on the unaudited financial statements	(66)
Net capital per audited financial statements	$105,086

As indicated above, a computation of the reserve requirement under Rule 15c3-3 is not required.

(k) A RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

Because of the adjustment indicated above, the calculation of the percentage of debt equity total computed in accordance with Rule 15c3-1(d) was calculated to be 2.99% on the audited statements, compared to 2.95% on the unaudited statements.

There was one difference in the net income between the unaudited and audited statements. The adjustment resulted from an increase of the accrual of state income taxes payable aggregating $66. The result of the adjustment was a decrease in income totaling $66.

MARC J. LANE & COMPANY

NOTES TO THE FACING PAGE

(m) A COPY OF THE SIPC SUPPLEMENTAL REPORT

Because SIPC has suspended assessments based on net operating revenue, an SIPC Supplemental Report is not required.

(n) A REPORT DESCRIBING ANY MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT

There were no material inadequacies found to exist or found to have existed since the date of the previous audit. Our examination was made in accordance with generally accepted auditing standards, and accordingly included tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.